January 27, 2023

VIA EDGAR

Mr. Marc Thomas

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:         Simmons First National Corporation

Form 10-K for the Fiscal Year Ended December 31, 2021

Form 10-Q for the Quarterly Period Ended September 30, 2022

File No. 000-06253

Dear Mr. Thomas,

We are writing in response to the letter from the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission dated December 21, 2022, concerning the Staff’s review of Simmons First National Corporation’s (“Company”) Form 10-K for the fiscal year ended December 31, 2021, and Form 10-Q for the quarterly period ended September 31, 2022 (“Letter”). As requested, we have responded to the comments set forth in your Letter below. For ease of reference, each comment is reprinted in bold, italicized text, followed by our response.

Form 10-Q for the Quarterly Period Ended September 30, 2022

Condensed Notes to Consolidated Financial Statements

Note 2: Acquisitions, page 11

1.	We note your disclosure of various acquisitions that the Company has completed during 2022 and 2021. In your future filings, please expand to include all disclosures required by ASC 805-10-50. For example, we refer you to the requirements to disclose acquisition-related costs in accordance with ASC 805-10-50-2(f), as well as amounts of revenue and earnings of the acquiree since the acquisition date and supplemental pro forma information in accordance with ASC 805-10-50-2(h).

The Company acknowledges the Staff’s comment and confirms that, in the Company’s future filings, it will include all applicable disclosures required by ASC 805-10-50. The Company notes, though, that the disclosures set forth in ASC 805-10-50 may not be required where a business combination is immaterial or where disclosure is impracticable (provided, however, that in the event of impracticability, the Company will disclose that fact and explain why the disclosure is impracticable). The Company further notes that its acquisition of Spirit of Texas Bancshares, Inc. (“Spirit”) was completed in April 2022, at which time Spirit was fully integrated into the Company. As a result, as it relates to the Spirit acquisition, certain disclosures set forth in ASC 805-10-50 regarding, among other items, pro forma post-closing operations, may be impracticable for the Company to provide.

Management's Discussion and Analysis of Financial Condition and Results of Operations

GAAP Reconciliation of Non-GAAP Financial Measures, page 77

2.	We note the Company's adjustment for the exclusion of "Day 2 CECL Provision" in your definition of Non-GAAP financial measures. Please address the following:
•	Considering the nature of your business and operations, tell us how you evaluated the excluded provision expense to be a normal, recurring operating expense of the Company.
•	Tell us how you intend to present this measure on a consistent basis going forward. For example, to the extent that there is a release of the allowance related to the "Day 2 CECL Provision" in a future period, tell us if the Company intends to exclude any potential related gains associated with the release.
•	Tell us how you considered and evaluated this adjustment as an individually tailored accounting principle that is prohibited by Rule 100(b) of Regulation G.

The Company discloses the non-GAAP measure “Adjusted earnings” to give the Company’s investors and other users of the Company’s financial statements additional information to assist period-to-period and company-to-company comparisons of operating performance, which the Company believes will aid investors and other users of the Company’s financial statements in analyzing the Company’s performance. Such information has been the subject of feedback received from the Company’s investors, and should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. To calculate “Adjusted earnings” the Company excludes, among other items, merger-related costs that are recorded in the Company’s noninterest expenses on the income statement, and the Day 2 CECL Provision that is entirely attributable to the Company’s acquisition activity and is recorded as a component of the Company’s provision for credit losses.

As background, the “Day 2 CECL Provision” is comprised entirely of the provision expense required in connection with an acquisition to establish the initial allowance for credit losses (or “ACL”) for acquired non-purchased credit deteriorated (or “non-PCD”) loans and the reserve for acquired unfunded loan commitments. In connection with the 2022 acquisition of Spirit, the Company recorded provision expense of $30.3 million to establish the ACL for non-PCD loans and $3.5 million to establish the reserve for unfunded loan commitments. For the 2021 acquisitions of Landmark Community Bank and Triumph Bancshares, Inc., the Company recorded provision expense of $22.7 million in the aggregate to establish the ACL for non-PCD loans. These amounts comprise the entirety of the Day 2 CECL Provision adjustments that appear in the Company’s calculation of “Adjusted earnings” in the Company’s Form 10-Q for the quarterly period ended September 30, 2022, and in the Company’s earnings release for the fourth quarter of 2022 that, subsequent to the Staff’s comment, was furnished as an exhibit to the Company’s Form 8-K on January 24, 2023.

The Company respectfully advises the Staff that the Company considers merger-related costs and the Day 2 CECL Provision to be expenses that are not organic costs to run the Company’s operations or facilities, including because the Company does not operate a separate line of business for acquisition transactions. Instead, these charges represent expenses to, among other things, satisfy contractual obligations of acquired entities without any incremental benefit to the Company, convert and consolidate customer records onto the Company’s platforms, or comply with applicable accounting guidance (i.e., CECL) which requires the Company to incur significant one-time charges immediately following an acquisition’s closing with respect to acquired loans. The Company does not label these merger-related items as non-recurring, infrequent or unusual and does not describe them as such in the Company’s public disclosures. However, because the Company engages in acquisition transactions on a strategic and opportunistic basis, and the size, complexity and assets to be acquired can vary significantly among acquisitions, the impact of these merger-related items has also varied significantly, and the Company cannot give any assurance about the timing or ultimate occurrence of any future acquisitions.

In future reporting periods, the Company intends to continue presenting the non-GAAP measure “Adjusted earnings” in the Company’s public disclosures in the same manner as it was presented in the Company’s Form 10-Q for the quarterly period ended September 30, 2022. In addition, to the extent that the Company modifies the Day 2 CECL Provision with respect to changes in factual circumstances that existed on the acquisition date, the Company hereby undertakes to evaluate that modification and reflect the impact of that modification in the Company’s presentation of “Adjusted earnings.” As an example, if additional information about conditions that existed at the acquisition date, and were utilized in the accounting estimate of Day 2 CECL Provision, is identified and results are determined by the Company to reduce the Day 2 CECL Provision, the Company anticipates that it would calculate “Adjusted earnings” to exclude any benefit to the Company’s net income attributable to such reduction during the appropriate reporting period. In addition, with respect to all future reporting periods, the Company hereby undertakes to carefully evaluate any net release from the Company’s allowance for credit losses and, if such release is determined to be attributable to a Day 2 CECL Provision for a prior acquisition, the Company commits to exclude any benefit to the Company’s net income attributable to such release from the Company’s “Adjusted earnings.”

The Company respectfully submits that it considered Rule 100(b) of Regulation G and concluded that adjusting to exclude “Day 2 CECL Provision” in the Company’s calculation of “Adjusted earnings” is not an individually tailored accounting principle, and that the Company’s investors would not find this measure to be misleading. During the Company’s review, the Company considered that this adjustment does not change the Company’s recognition method, that this adjustment focuses narrowly on the specific impact of acquisition activity on the Company’s provision for credit losses, and that the Company discloses significant detailed information regarding the Company’s acquisition activity, merger-related costs, and provisions for credit losses in accordance with GAAP. The Company also believes that the limited circumstances described in the prior paragraph, in which the Company would exclude the benefit of any future reduction in a Day 2 CECL Provision from the calculation of “Adjusted earnings,” is consistent with the Company’s conclusion that “Adjusted earnings” is not an individually tailored accounting principle.

The Company’s approach to financial reporting is to provide balance in the Company’s presentation of its reported results prepared in accordance with U.S. GAAP and in the Company’s presentation of non-GAAP measures, adjusting the non-GAAP measures for significant items of income and expense to make it easier for an investor to understand the underlying trends of the Company’s business and compare the Company’s performance across periods and with other bank holding companies. The Company respectfully submits that its presentation of “Adjusted earnings” is consistent with this approach, Rule 100(b) of Regulation G and the Staff’s Compliance & Disclosure Interpretations regarding non-GAAP financial measures.

If the Staff has further questions or requires any additional information, feel free to contact David Garner, the Company’s Executive Vice President and Chief Accounting Officer, at (870) 541-1243 or me at (501) 558-3196.

Sincerely,

/s/ James M. Brogdon

James M. Brogdon

President and Chief Financial Officer

cc:            David Garner, Executive Vice President and Chief Accounting Officer

Ryan Underwood, Partner, FORVIS, LLP